June 6, 2025

Gang Li
Chief Executive Officer
Chanson International Holding
B9 Xinjiang Chuangbo Zhigu Industrial Park
No. 100 Guangyuan Road, Shuimogou District
Urumqi, Xinjiang, China 830017

       Re: Chanson International Holding
           Amendment No. 1 to Registration Statement on Form F-1
           Filed May 30, 2025
           File No. 333-287404
Dear Gang Li:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2025 letter.

Form F-1/A filed May 30, 2025
Cover Page

1.     We note that you are registering 25,000,000 units (the    Units   ),
consisting of one
       Class A Ordinary Share, or, in lieu thereof, a pre-funded warrant; one series A warrant to purchase one Class A Ordinary Share; and one series B warrant to purchase one
       Class A Ordinary Share. Please revise the cover page header and your disclosure on page 16 to reflect the Units.
General

2. Please revise your reference from "zero price exercise" to "zero exercise price"
       throughout the prospectus.
 June 6, 2025
Page 2

3. We note your response to prior comment 1. Please ensure your fee table reflects the number of securities being registered.
      Please contact Kristin Baldwin at 202-551-7172 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Benjamin Yao